FOLLOW-UP COMMENTS RECEIVED ON 03/17/2022

FROM DANIEL GREENSPAN

FIDELITY GREENWOOD STREET TRUST (File Nos. 333-261594 and 811-23762)

Fidelity Global Macro Opportunities Fund, Fidelity Risk Parity Fund

1)

All funds

C:

The Staff noted that these comments provided are legal comments and the filing(s) are subject to a full review by the accountants.

R:

Noted. The next filing will include data that was omitted in the initial registration statement filing.

2)

Fidelity Global Macro Opportunities Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff would like us to explain how the fund ensures that the magnitude of its investments will be sufficient to justify the use of “Global” in the fund’s name.

R:

We continue to believe that the fund’s policies are consistent with the Staff’s current position on the term “global” as set forth in the Name Test Rule Adopting Release; however, to address the Staff’s concerns, we have changed the name of the fund to “Fidelity Macro Opportunities Fund.”

3)

Fidelity Global Macro Opportunities Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please provide an explanation of what the fund deems to be emerging markets.

R:

We will modify the disclosure under “Principal Investment Strategies” to explain what the fund deems to be emerging markets, as follows:

Fund Summary

•

Allocating investments across different market sectors, countries (U.S. and non-U.S.), and regions, including ~~the United States and~~ emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets that the Adviser identifies as having similar emerging markets characteristics.

Fund Basics

The Adviser normally allocates the fund's investments across different market sectors, countries (U.S. and non-U.S.), and regions, including ~~the United States and~~ emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets that the Adviser identifies as having similar emerging markets characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth.

4)

All Funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Engaging in transactions that have a leveraging effect on the fund, including long and short investments in derivatives – such as forward contracts, futures, options and swaps – and forward-settling securities, to: create and adjust the fund’s investment exposure; enhance total return; hedge against fluctuations in securities prices, interest rates, or currency exchange rates; change the effective duration of the fund’s portfolio; manage certain investment risk; ~~and~~ manage volatility; and/or substitute for the purchase or sale of securities or currencies.

C:

The Staff notes that to the extent there are any risks associated with this revised strategy to please revise the risk disclosure as well.

R:

We have reviewed the fund’s disclosure and do not believe that there are any additional risks associated with the revised strategy.

5)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff reiterates its comment that any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

R:

As previously noted, we do not believe that the contract between the Subsidiary and its adviser is a material contract with respect to each fund’s shareholders. However, in light of the Staff’s request, we will file the investment advisory agreement for each Subsidiary as an exhibit in the next pre-effective amendment filing.